March 16, 2006


Mr. E. Larry Ryder
Executive Vice President and Chief Financial Officer, Hooker
Furniture
Corp.
440 East Commonwealth Blvd
Martinsville, VA 24112


Re:	Hooker Furniture Corporation
Form 10-K for the fiscal year ended November 30, 2005
      File No. 0-25349

Dear Mr. Ryder:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Commitments and Contractual Obligations, page 22
1. Your tabular disclosure of contractual obligations does not appear to include all of your future obligations. In future filings, revise the table to include all obligations including: estimated interest payments related to outstanding debt and other long-term liabilities recorded under GAAP, including expected funding requirements for employee benefit plans and executive benefits. Refer to Item 303(a)(5) of Regulation S-K and Release 33-8182. Additionally, we note that the Company generally negotiates firm pricing denominated in
U.S. Dollars with its foreign suppliers. Please clarify for us if this also includes firm purchase commitments regarding quantities of goods. If you do have purchase commitments please include them in your commitments and contractual obligations table in future filings.

Non-GAAP Financial Information, page 25

2. Since you present a non-GAAP performance measure that excludes recurring expenses, please revise your future presentations to fully comply with our response to Question 8 of "Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures," which you can find on our website at www.sec.gov. It appears to us that your current presentation does not address the material limitations associated with the non-GAAP measure you present or the manner in which you compensate for these limitations.

Note 8 - Derivatives, page F-14

3. We note that you are amortizing the $3.0 million payment to terminate the swap agreement to interest expense over the remaining repayment period for Term Loan A. In future filings please provide an enhanced discussion of the impact of this transaction on your current interest expense in Management`s Discussion and Analysis.

Note 15 - Segment Information, page F-21

4. We note that you currently report your results of operations in one operating segment that imports, manufactures and markets residential furniture products, principally in North America; however, you are still expected to include the enterprise-wide disclosures required by
SFAS 131 paragraphs 36-39, specifically the information about products and services and geographic information. It appears to us that you may be able to disclose this information for each distinct product line you offer.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision.. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

Sincerely,



John Cash
Branch Chief
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Mr. E. Larry Ryder
Hooker Furniture Corp.
March 16, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE